As filed with the Securities and Exchange Commission on November 21, 2000 Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION Washington, D.C.

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:
EQUITY INVESTOR FUND 2001 YEAR AHEAD INTERNATIONAL PORTFOLIO DEFINED ASSET FUNDS
B. Name of depositor:
MERRILL LYNCH, PIERCE, FENNER & SMITH INC.
C. Complete addresses of depositor's principal executive offices:
MERRILL LYNCH, PIERCE, FENNER& SMITH INCORPORATED UNIT INVESTMENT TRUST DIVISION P.O. BOX 9051 PRINCETON, N.J. 08543-9051
D. Names and complete addresses of agent for service:
TERESA KONCICK, ESQ. P.O. BOX 9051 PRINCETON, N.J. 08543-9051	COPIES TO: NORA M. JORDAN, ESQ. 450 LEXINGTON AVENUE NEW YORK, NEW YORK 10017
E. Title of securities being registered:
An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.
F. Approximate date of proposed sale to public:
As soon as practicable after the effective date of the Registration Statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PART II ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS
A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

I.	Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
II.	The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.
III.	The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).
IV.	Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

SEC FILE OR IDENTIFICATION NO.
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8-7221

    B.  The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:
Merrill Lynch, Pierce, Fenner & Smith Incorporated	13-5674085
The Chase Manhattan Bank	13-4994650
UNDERTAKING

The Sponsor undertakes that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.
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SERIES OF EQUITY INCOME FUND AND EQUITY INVESTOR FUND DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933
Series Number	SEC File Number
EIF Concept Series Tele-Global Trust 6 DAF	333-76571
EIF Concept Internet Portfolio DAF	333-83839
Concept Series Energy Portfolio 1999 Series	333-83841
CONTENTS OF REGISTRATION STATEMENT
THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND DOCUMENTS:
The facing sheet of Form S-6.
The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Fund Municipal Insured Series, 1933 Act File No. 33-54565).
The Prospectus.
Additional Information not included in the Prospectus (Part II).

The following exhibits:
*1.1 --	Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Corporate Income Fund, Insured Series-26, 1933 Act File No. 33-54457.
1.1.1 --	Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --	Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
1.11.1 --	Merrill Lynch Code of Ethics (incorporated by reference to Exhibit 1.11.1 to Post-Effective Amendment No. 2 to the Registration Statement of Equity Participation Series, Low Five Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685).
1.11.2 --	Equity Investor Fund Code of Ethics (incorporated by reference to Exhibit 1.11.2 to Post-Effective Amendment No. 2 to the Registration of Equity Participation Series Low Five Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685.)
2.1 --	Form of Certificate of Beneficial Interest (included in Exhibit 1.1.1).
*3.1 --	Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the heading "How the Fund Works--Legal Opinion" in the Prospectus.
*4.1 --	Consent of the Evaluator.
*5.1 --	Consent of independent accountants.
9.1 --	Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Corporate Income Fund, Intermediate Term Series-54, 1933 Act File No. 33-57973).
_________________
* To be filed by Amendment.
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SIGNATURES

The registrant hereby identifies the series numbers of Equity Income Fund and Equity Investor Fund listed on page R-1 for the purposes of representations required by Rule 487 and represents the following:

1)	That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

2)	That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

3)	That it has complied with Rule 460 under the Securities Act of 1933.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 21ST DAY OF NOVEMBER, 2000.

Signatures appear on pages R-3.

A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

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MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED DEPOSITOR

By the following persons, who constitute a majority of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Number: 333-70593
GEORGE A SCHIEREN JOHN L. STEFFENS
By JAY M. FIFE (As authorized signatory for Merrill Lynch, Pierce, Fenner & Smith Incorporated and Attorney-in-fact for the persons listed above)
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